FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated August 16, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: August 16, 2004

|NEWS RELEASE|

Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver  BC  Canada  V6S 2L2

FOR IMMEDIATE RELEASE

Micrologix Receives Permit from State of California

To Proceed with MitoKor Acquisition

Vancouver, BC, CANADA, and San Diego, California, USA, August 16, 2004 - Micrologix Biotech Inc. ("Micrologix") (TSX: MBI; OTC: MGIXF) was issued a Permit from the Department of Corporations of the State of California to proceed with the acquisition of MitoKor, Inc. ("MitoKor") pursuant to a public fairness hearing held on August 11, 2004 at the Department of Corporations in Los Angeles, California. The Permit was one of the major conditions to be satisfied prior to completing the acquisition of MitoKor and, among other things, allows the shares of Micrologix stock issuable in connection with the acquisition to be exempt from registration under the United States Securities Act of 1933.

On April 15, 2004, Micrologix announced the signing of a definitive agreement to acquire MitoKor, a privately held biotechnology company focused on the research and development of products for degenerative diseases such as Alzheimer's disease, arthritis, and glaucoma. The transaction is anticipated to close prior to the end of August 2004, subject to certain other customary conditions and approvals, including the approval of MitoKor's stockholders. Agreements supporting the transaction have been executed by a number of MitoKor's stockholders, which in the aggregate hold a majority of the MitoKor outstanding shares.

About MitoKor

MitoKor is a privately held biotechnology company based in San Diego, California, focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction, with multiple product candidates in various stages of clinical and preclinical development. In the neurodegenerative disease area, MitoKor has agreements with Pfizer and Wyeth.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company has four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Gino DeJesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward looking statements in this news release may include, but not be limited to, Micrologix and MitoKor obtaining certain shareholder and regulatory approvals for the acquisition of MitoKor and closing of the transaction prior to the end of August 2004. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by any such statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: the risks inherent in acquisitions, dependence on and management of current and future corporate collaborations, government regulation, early stage of development; technology and product development; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; manufacturing and market uncertainties; and intense competition. These and other factors are described in detail in the Micrologix' Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.